FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated January 11, 2006, regarding revenue growth in the first quarter 2005-2006: +8.7%, with organic growth at +5.1%.

P R E S S R E L E A S E . . .

Sodexho reports revenue growth in the first quarter 2005-2006:
+8.7%,with organic growth at +5.1%

  Accelerating organic growth: + 5.1%
  Significant contribution of Healthcare and Seniors (+ 8.1%) to Food and Management Services
  Continued strong growth in Service Vouchers and Cards activity: + 18.6%

Paris, January 11, 2006. SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the leading global provider of food and management services, today announced consolidated revenues for the first quarter of fiscal 2006 ended November 30, 2005.

Revenues by activity
(in IFRS)(1)

In millions of euro	Q1 Fiscal 2005	Q1 Fiscal 2006	Organic growth(2)	Currency impact	Acquisitions	Total change

Food and Management Services:	3,027	3,277	4.8%	3.4%	0.1%	8.3%
• North America	1,403	1,527	3.6%	5.3%	-	8.9%
• Continental
Europe	1,020	1,077	5.5%	- 0.1%	0.2%	5.6%
• United Kingdom
and Ireland	324	333	1.4%	1.3%	-	2.7%
• Rest of the World
	280	340	12.3%	9.1%	-	21.4%

Service Vouchers and Cards	64	83	18.6%	9.4%	-	28.0%

Elimination of	-1	-2
intragroup revenues

TOTAL	3,090	3,358	5.1%	3.5%	0.1%	8.7%

(1)	Based on the conversion of financial statements in IFRS, currently being finalized.

(2)	Organic growth: increase in revenues at constant consolidation scope and exchange rates.

For the first time, revenues are reported in accordance with International Financial Reporting Standards (IFRS) and the figures for the same period of the previous fiscal year have been restated on a comparable basis (see Annex 1).

For the first quarter of fiscal 2006 revenues increased by 8.7% . Organic growth was 5.1% . The exchange rate impact was favorable (+3.5%) for the first time in three years.

20 % of consolidated revenues come from services other than food.

Commenting on the first quarter revenues, Michel Landel, Chief Executive Officer of SODEXHO ALLIANCE, said: “ Despite the slowdown in growth in North America following the hurricanes at the beginning of the first quarter, our performance is satisfactory and in line with our objectives for the full year ”.

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P R E S S R E L E A S E . . .

Analysis of organic revenue growth

(See table in Annex 2 and a selection of new clients in Annex 3)

♦	Food and Management Services

North America: +3.6% organic growth, net of -0.7% negative impact of hurricanes

Continental Europe: good progress at +5.5%

United Kingdom and Ireland: return to positive growth at +1.4%

Rest of the World: continuing strong development at +12.3%

In North America, despite satisfactory growth on existing sites, revenues in Business and Industry declined slightly from the prior year period.

In Defense, discussions are continuing with the U.S. Marine Corps.

The excellent organic growth of 7% in Healthcare and Seniors resulted both from expanding the service offering on existing sites and from the particular dynamism of the sales force, notably in the prior fiscal year.

The +2.6% growth in Education can be attributed primarily to the following two factors:

-	a number of the Group’s sites were affected by the hurricanes at the beginning of the quarter. As of the end of December 2005, seven universities were still closed and their reopening date and enrollment remain uncertain. As a consequence, annual growth is expected to be lower than the prior year.

-	the loss of the Chicago Public Schools contract for which new conditions were not in line with SODEXHO’s profitable growth policy.

In Continental Europe, the revenue increase in Business and Industry was driven by very satisfactory performance in France and new contract wins, notably in Central Europe, Spain and Germany.

In Healthcare and Seniors, SODEXHO accelerated its development with several large new contracts in France and in other countries, based upon an extensive service offering.

The growth level in Education reflects SODEXHO’s continuing selectivity in public sector markets.

In the United Kingdom and Ireland, the good performance in Defense and Correctional Services primarily account for the positive revenue growth in Business and Industry. The progressive build-up of activity in Private Finance Initiative contracts signed in prior years contributed to the increase of nearly 16 % in revenues in Healthcare and Seniors.

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P R E S S R E L E A S E . . .

In the Rest of the World, the Group continues to record double digit growth, with solid new contract wins in Remote Sites, Latin America and Asia-Australia.

♦	Service Vouchers and Cards
Organic revenue growth: +18.6%
The +18.6% revenue growth was led by strong issue volume totaling 1.5 billion euros, an increase of 15.1% (at constant exchange rates and consolidation scope). This was achieved through the development of traditional service offerings, such as Restaurant Pass, Food Pass, and Gift Pass, particularly in Latin America and Western Europe. Progress in this activity is also based on innovative new service offerings such as Childcare Pass and Internet Pass.

♦	Contacts
Press:

William Mengebier
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 50 10
E-mail : william.mengebier@sodexhoalliance.com

Nathalie Solimena
Tel. : + 33 (1) 30 85 73 29 – Fax : + 33 (1) 30 85 50 10
E-mail : nathalie.solimena@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (1) 30 85 72 03 – Fax + 33 (1) 30 85 50 05
E-mail : jean-jacques.vironda@sodexhoalliance.com

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P R E S S R E L E A S E . . .

♦	Conference call

SODEXHO ALLIANCE will hold a conference call today to discuss first quarter revenues for fiscal 2006. The call will begin at 8:30 am (Paris time). The call-in access number is + 33 1 72 28 01 50. A slideshow presentation will be available by clicking on the link www.sodexhoalliance.com, under the “latest news” section, beginning at 7:00 a.m. To access the replay of the conference call, please dial + 33 1 72 28 01 49 and enter the code: 174749#.

♦	Financial communications calendar

♦	Annual Shareholders’ Meeting

January 31, 2006 at 4:30 pm (Paris time) at the Palais des Congrès (Porte Maillot, Paris).

♦	First-half revenues

Wednesday, April 5, 2006, conference call.

♦	First-half fiscal 2006 results

The press release for first-half fiscal 2006 results will be published on May 11. A presentation for analysts and journalists will be held the same day, at Etoile-St- Honoré, 23, rue Balzac, 75008 Paris.

The above dates are provided for information only and are subject to change.

♦	About SODEXHO ALLIANCE

SODEXHO ALLIANCE is the leading global provider of Food and Management services, with more than 324,000 employees on 26,700 sites in 76 countries. For Fiscal 2005, which closed August 31, 2005, SODEXHO ALLIANCE had sales of 11.7 billion euros. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 5.7 billion euros.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated' , 'project ' , 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

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P R E S S R E L E A S E . . .

Annex 1

Comparison of Consolidated Revenues

In thousands of euro

2004/2005 as reported	2004/2005 IFRS (1) New presentation	2005/2006	% Variations

FIRST QUARTER (Sept to Nov)				At current exchange rates	At constant exchange rates

• Food and Management Services
- North America	1,403,189	1,403,189	1,527,658	8.9%	3.6%
- Continental Europe	1,018,804	1,019,724	1,076,643	5.6%	5.7%
- United Kingdom and Ireland	324 287	324 287	332 971	2.7%	1.4%
- Rest of World	278 114	280 223	340 191	21.4%	12.3%
• Service Vouchers and Cards	61 123	64 492	82 525	28.0%	18.6%
• Elimination of intragroup revenuese	0	- 1 344	- 1 758

	3,085,517	3,090,571	3,358,230	8.7%	5.2%

Growth breakdown :

- Organic growth:	5.1%
- Acquisitions (*):	0.1%
- Currency effect:	3.5%

(*) net of divestitures

(1) Based on the conversion of financial statements in IFRS, currently being finalized.

Page 5 / 8

P R E S S R E L E A S E . . .

Annex 2: Food and management services revenues by segment Consolidated Group

In millions of euro	First quarter	First quarter	Organic
	fiscal 2005	fiscal 2006	growth(1)

• Business and Industry	1,426	1,540	5.0%
• Healthcare	692	773	8.1%
• Education	909	964	2.1%

TOTAL	3,027	3,277	4.8%

North America
In millions of euro	First quarter	First quarter	Organic
	fiscal 2005	fiscal 2006	growth(1)

• Business and Industry	344	368	1.5%
• Healthcare	414	464	7.0%
• Education	645	695	2.6%

TOTAL	1,403	1,527	3.6%

Continental Europe

In millions of euro	First quarter	First quarter	Organic
	fiscal 2005	fiscal 2006	growth(1)

• Business and Industry	592	627	5.8%
• Healthcare	223	243	8.8%
• Education	205	207	1.1%

TOTAL	1,020	1,077	5.5%

United Kingdom and Ireland

In millions of euro	First quarter	First quarter	Organic
	fiscal 2005	fiscal 2006	growth(1)

• Business and Industry	234	238	0.3%
• Healthcare	44	52	15.9%
• Education	46	43	-6.6%

TOTAL	324	333	1.4%

(1) Organic growth: increase in revenues at constant consolidation scope and exchange rates.
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P R E S S R E L E A S E . . .

♦ Annex 3: a selection of new clients

Food & Management Services

North America

Business & Industry
USA: Amgen, multiple sites, (2,200 employees, food service, vending); Atlanta Zoo (2,200 employees, food service); Schlumberger Ltd., Sugarland and Austin, Texas, (3,000 employees, food service, vending)

Healthcare
Hollywood Presbyterian Medical Center, Los Angeles, CA, (420 beds, environmental services, engineering, patient transport); Medical University Hospital Authority (MUHA), Charleston, SC, (150 beds, food service); Tift Regional Medical Center, Tifton, GA, (190 beds, food service); Henry Medical Center, Stockbridge, GA, (200 beds, food service, environmental services); Hellenic Home, Toronto, Canada (200 people, Long-Term Care, food service); Summerland Seniors Village, Summerland, B.C., Canada (150 people, Long-Term Care)

Education
Valdosta State University, GA (10,500 students, food service)

Continental Europe

Business & Industry
BP, Cergy, France (multiservice); Bank Zirat, Turkey, (food service); Huntsman, Holland, (650 people, food service); Deutsche Telekom AG Tagungshotel Stuttgart, Germany, (600 people, food service); Telekom Center München, Germany, (2,500 people, food service). Groupama, France, (food service).

Healthcare
La clinique Saint Charles, La Roche sur Yon, France; La polyclinique du Maine, Laval, France ; La clinique chirurgicale de la mutualité française de Saint Etienne, France. Hôpital de Sassari, Italy, (food service); Mutualité Française Loire – Clinique Chirurgicale, France, (220 people, food service); Hospital de Cruces, Spain, (940 people, food service).

Education
Borsod-Abauj-Zemplén County, Hungary, (5,800 students, food service); Direction des Familles et de la Petite Enfance, France, (food service); Vantaa Keskinen Koulut, Finland, (2,700 students, food service).

United Kingdom & Ireland

Business & Industry
Catterick Garrison, multiple sites, (7,600 people, Multi-activity); North of England (Defence), multiple sites, (5,000 people, Multi-activity).

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P R E S S R E L E A S E . . .

Rest of the World

Business & Industry
Cargill Group, Argentina/Brazil, (6 sites, food service); Schincariol, multiple sites, Brazil, (4 sites, food service); Shanghai Diesel Engine Co., Ltd., China, (4,500 people, food service); Molex Interconnect (Shanghai) Co. Ltd., China (2,000 people, food service)

Healthcare
Hospital Naval, Talcahuano y Viña, Chile, (2 sites, 520 beds, food service and retail).

Remote sites
Offshore Block 17/Total and subcontractors, Angola (800 people); KATCO/COGEMA, Kazakhastan (200 people); Schlumberger camps, Alaska, USA (150 people); Goro Nickel, New Caledonia, (4,000 people); Penta Ocean Camp, Indonesia; PDO Oman – JV with Shell; Central Higueras, Chile, (1,600 people, food service and lodging service); Southern Copper Corp, Lima, Peru, (150 people).

Service Vouchers and Cards

   •   Traditional service offerings:

Brazil : Prefecture de Colatina (5,000 beneficiaries, Food Pass), Ford Motor (4,000 beneficiaires, Gift Pass), Siemens Servicos Tecnicos (1,300 beneficiaires, Restaurant Pass Restaurant), Telsul Servicos (1,600 beneficiaires, Transport Pass), Mexico : Casa Saba (5,200 beneficiaires, Food Pass), India : Sasken (2,700 beneficiaires, Restaurant Pass), Hindustan Petroleum Corporation (9,300 beneficiaires, Gift Pass), Reliance Energy (1,200 beneficiaires, Food Pass), China :Swatch Group (200 beneficiaires, Restaurant Pass), Slovakia : Accenture (1,000 beneficiaires, Restaurant Pass and Relax Pass), Hungary: Herend Porcelain Manufactory (800 beneficiaires, Restaurant Pass), Germany: Fujitsu (200 beneficiaires, Restaurant Pass), Romania : Telecomunicatii CFR (1300 beneficiaires, Restaurant Pass), Belgium : Alliance Nationale Des Mutualités Chrétiennes (5,500 beneficiaires, Restaurant Pass), New Holland Tractor (2,300 beneficiaires, Restaurant Pass), Turkey : IS Bank (2,250 beneficiaires, Restaurant Pass)

   •   New services :

Argentina : Province of Catamarca en Assistance : Program Pro-Family ( 15,000 families), Philippines : Hewlett Packard (20,000 beneficiaires, Gift Pass), Philippines Ports Authority ( 2,000 beneficiaires, Gift Pass), Pfizer Inc (1,400 beneficiaires, Gift Pass), Czech Republic : GE Money Bank (3,000 beneficiaires, FlexiPass), Germany : Potsdam Job Center, Job Pass, Belgium : VRT (Vlaamse Radio- Televisieomroep) (2,300 beneficiaires, Internet Pass). UK : EADS (120 beneficaires, ChildcarePass)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: January 11, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer